UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

DIVERSIFIED HEALTHCARE TRUST
(Name of Registrant as Specified In Its Charter)

flat footed llc marc andersen
(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED JUNE 15, 2023

FLAT FOOTED LLC

_____________, 2023

Dear Fellow Diversified Healthcare Shareholders:

The attached proxy statement and enclosed GOLD proxy card are being furnished to you, as a shareholder of Diversified Healthcare Trust, a Maryland real estate investment trust (“DHC” or the “Company”), in connection with the solicitation of proxies by Flat Footed LLC, a Delaware limited liability company (together with its affiliates, “Flat Footed,” “we” or “us”), which beneficially owns 23,439,900 common shares of beneficial interest, par value $0.01 per share, of DHC (the “DHC Common Shares”), or approximately 9.8% of the DHC Common Shares outstanding, to vote “AGAINST” the Company’s proposals related to the proposed merger of DHC with and into Office Properties Income Trust, a Maryland real estate investment trust (“OPI”), at the special meeting of shareholders of DHC to be conducted via virtual live webcast at _______ Eastern time, on __________, 2023 (including any adjournments or postponements thereof, the “Special Meeting”).

On April 11, 2023, DHC entered into an Agreement and Plan of Merger (the “Merger Agreement”) with OPI, pursuant to which, if the transactions contemplated by the Merger Agreement are completed, DHC will be merged with and into OPI (the “Merger”), with OPI as the surviving entity in the Merger and renamed as “Diversified Properties Trust.” If the Merger is completed, each DHC Common Share will be automatically converted into the right to receive 0.147 newly issued common shares of beneficial interest, $0.01 par value per share, of OPI (the “OPI Common Shares”), subject to adjustment and with cash paid in lieu of fractional shares. The exchange ratio is fixed and will not be adjusted to reflect market price fluctuations in either OPI Common Shares or DHC Common Shares prior to the date and time the Merger becomes effective (the “Effective Time”). Following the Effective Time, OPI will continue to trade on The Nasdaq Stock Market LLC but will change its ticker symbol to “____.”

The approval by DHC shareholders of the Merger is a condition to the completion of the Merger pursuant to the terms of the Merger Agreement. We believe the Merger significantly undervalues DHC’s assets and growth potential and is not in the best interests of the Company or DHC shareholders. Accordingly, pursuant to the attached Proxy Statement, we are soliciting proxies from holders of DHC Common Shares to vote “AGAINST” each of the Company’s proposals at the Special Meeting.

The Special Meeting will be held in a virtual format only. You will be able to participate in the Special Meeting via internet webcast by visiting ________.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by voting using the instructions on the enclosed GOLD proxy card today. The attached Proxy Statement and enclosed GOLD proxy card are first being furnished to shareholders on or about _______, 2023.

If you have already voted for DHC’s proposals relating to the Merger, you have every right to change your vote by signing, dating and returning a later dated GOLD proxy card or by voting at the Special Meeting.

If you have any questions or require any assistance with your vote, please contact Okapi Partners LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

/s/ Marc Andersen
Marc Andersen

Flat Footed LLC

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of Flat Footed’s proxy materials, please contact Okapi Partners at the phone numbers or email address listed below.

Okapi Partners LLC

1212 Avenue of the Americas, 17th Floor

New York, New York 10036

Shareholders may call toll-free: (877) 629-6356

Banks and brokers call: (212) 297-0720

E-mail: info@okapipartners.com

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED JUNE 15, 2023

SPECIAL MEETING OF SHAREHOLDERS OF

DIVERSIFIED HEALTHCARE TRUST
_________________________

PROXY STATEMENT
OF
FLAT FOOTED LLC
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

Flat Footed LLC, a Delaware limited liability company (together with its affiliates, “Flat Footed,” “we” or “us”) is one of the largest shareholders of Diversified Healthcare Trust, a Maryland real estate investment trust (“DHC” or the “Company”), beneficially owning 23,439,900 common shares of beneficial interest, par value $0.01 per share, of DHC (the “DHC Common Shares”), or approximately 9.8% of the DHC Common Shares outstanding.

We are writing to you in connection with the proposed merger of DHC with and into Office Properties Income Trust, a Maryland real estate investment trust (“OPI”), with OPI as the surviving entity and renamed as “Diversified Properties Trust” (the “Merger”), pursuant to the terms of an Agreement and Plan of Merger by and among OPI and DHC (the “Merger Agreement”). If the Merger is completed, each DHC Common Share will be automatically converted into the right to receive 0.147 newly issued common shares of beneficial interest, $0.01 par value per share, of OPI (the “OPI Common Shares”), subject to adjustment and with cash paid in lieu of fractional shares. The exchange ratio is fixed and will not be adjusted to reflect market price fluctuations in either OPI Common Shares or DHC Common Shares prior to the date and time the Merger becomes effective (the “Effective Time”). Following the Effective Time, OPI will continue to trade on The Nasdaq Stock Market LLC but will change its ticker symbol to “___.”

The Board of Trustees of DHC (the “Board”) has scheduled a special meeting of shareholders of DHC for the purpose of considering and voting on certain proposals relating to the Merger (including any adjournments or postponements thereof, the “Special Meeting”). The Special Meeting will be held in a virtual format only at _______ Eastern time, on __________, 2023. This Proxy Statement and GOLD proxy card are first being furnished to DHC shareholders on or about _________, 2023.

As set forth more fully in this Proxy Statement, we are soliciting proxies from DHC shareholders in respect of the following proposals to be considered at the Special Meeting, each as described in greater detail in the joint proxy statement/prospectus (the “Merger Proxy Statement”) filed by OPI with the Securities and Exchange Commission (“SEC”):

1.	The Company’s proposal to approve the Merger, pursuant to the terms and subject to the conditions of the Merger Agreement (the “Merger Proposal”); and
2.	The Company’s proposal to approve the adjournment of the Special Meeting from time to time, if necessary or appropriate, including to solicit additional proxies in favor of the Merger Proposal if there are insufficient votes at the time of such adjournment to approve such proposal (the “Adjournment Proposal”, and together with the Merger Proposal, the “DHC Merger Proposals”).

We strongly oppose the Merger and urge shareholders to vote “AGAINST” the DHC Merger Proposals because we believe the Merger dramatically undervalues the Company and is not in the best interest of DHC’s shareholders. Please refer to the information set forth under the heading “Reasons for the Solicitation” for a more detailed explanation of our rationale for opposing the Merger.

DHC has set the close of business on _________, 2023 as the record date for determining shareholders entitled to notice of and to vote at the Special Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Special Meeting. According to the Company, as of the close of business on the Record Date there were _______ DHC Common Shares outstanding.

According to the Merger Proxy Statement, you will be able to participate in the Special Meeting via internet webcast by visiting the following website and following the registration and participation instructions contained therein: https://www.viewproxy.com/DiversifiedHealthcareTrustSM/2023. The Special Meeting will be held in a virtual format. No physical meeting will be held. Please see the “Virtual Meeting” section of this Proxy Statement for additional information.

As of the close of business on the Record Date, Flat Footed beneficially owned 23,439,900 DHC Common Shares. We intend to vote our DHC Common Shares “AGAINST” the DHC Merger Proposals. FLAT FOOTED URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD VOTING “AGAINST” THE DHC MERGER PROPOSALS.

THIS SOLICITATION IS BEING MADE BY FLAT FOOTED AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE SPECIAL MEETING OTHER THAN AS DESCRIBED HEREIN. SHOULD OTHER MATTERS, WHICH WE ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE SPECIAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

IF YOU HAVE ALREADY VOTED USING A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE “AGAINST” THE DHC MERGER PROPOSALS BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD. Only the latest validly executed proxy that you submit will be counted. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE SPECIAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE SPECIAL MEETING OR BY VOTING VIRTUALLY AT THE SPECIAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting —
This Proxy Statement and our GOLD proxy card are available at:

_______________

2

IMPORTANT

Your vote is important, no matter how few DHC Common Shares you own. Flat Footed urges you to sign, date and return the enclosed GOLD proxy card today to vote “AGAINST” the DHC Merger Proposals.

•	If your DHC Common Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to Flat Footed, c/o Okapi Partners LLC (“Okapi”), in the enclosed postage-paid envelope today.

•	If your DHC Common Shares are held in a brokerage account or bank, you are considered the beneficial owner of the DHC Common Shares, and these proxy materials, together with a GOLD voting instruction form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your DHC Common Shares on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting instruction form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting instruction form.
•	You may vote your shares virtually at the Special Meeting. Even if you plan to attend the Special Meeting virtually, we recommend that you submit your GOLD proxy card by mail, Internet or telephone by the applicable deadline so that your vote will be counted if you later decide not to attend the Special Meeting.

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of Flat Footed’s proxy materials, please contact Okapi Partners at the phone numbers or email address listed below.

Okapi Partners LLC

1212 Avenue of the Americas, 17th Floor

New York, New York 10036

Shareholders may call toll-free: (877) 629-6356

Banks and brokers call: (212) 297-0720

E-mail: info@okapipartners.com

3

BACKGROUND TO THE SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation:

•	Since its initial investment in DHC in October 2020, Flat Footed has followed closely DHC and its business, performance and long-term plans and strategies and had a meeting with management on January 11, 2023.
•	On April 11, 2023, DHC and OPI announced their intention to merge, pursuant to which OPI will acquire all of the outstanding DHC Common Shares in an all-share transaction, subject to the terms and conditions of the Merger Agreement.
•	Simultaneous with the announcement of the Merger Agreement, OPI announced it expected to reset OPI’s cash distribution rate to $0.25 per share per quarter, or $1.00 per share per year, beginning in the second quarter of 2023, down from $0.55 per share per quarter, or $2.20 per share per year previously.
•	On May 19, 2023, OPI filed the preliminary Merger Proxy Statement with the SEC.
•	As of May 22, 2023, the closing trading price of DHC Common Shares was $1.05, which represents an approximately 15% decline compared to its closing trading price of $1.24 on April 10, 2023, the day before the Merger was announced.
•	As of May 22, 2023, the closing trading price of OPI Common Shares was $6.85, which represents an approximately 41% decline compared to its closing trading price of $11.55 on April 10, 2023, the day before the Merger and distribution reduction was announced.
•	On May 23, 2023, Flat Footed issued a press release and delivered an open letter to the DHC Board expressing its belief that the proposed Merger is ill-advised and not in the best interests of the Company or DHC shareholders and explaining its rationale for such belief. You should refer to the information set forth under the heading “REASONS FOR THE SOLICITATION” included in this Proxy Statement for a more detailed explanation of Flat Footed’s rationale for opposing the DHC Merger Proposals.
•

Also on May 23, 2023, Flat Footed filed its Schedule 13D with the SEC, disclosing that as of May 17, 2023 it and its affiliated funds beneficially owned approximately 7.4% of DHC’s outstanding shares, comprised of 17,669,635 DHC Common Shares.

•	On June 5, 2023, Flat Footed issued a press release calling on DHC’s Board to finally address a series of pressing, Merger-related questions at the annual meeting of DHC shareholders to be held that day.
•	On June 6, 2023, DHC filed a current report on Form 8-K disclosing the voting results from its 2023 annual meeting of shareholders (the “Annual Meeting”) and amendments to the Bylaws to address the universal proxy rules under Rule 14a-19. At the Annual Meeting, three directors received significantly low support for their re-election, Mr. Portnoy, John L. Harrington, the Chair of the Nominating and Corporate Governance Committee, and Lisa Harris Jones, the Chair of the special committee of the Board, who received only 58.1%, 65.4% and 66.4% of the votes cast for their election at the Annual Meeting, respectively.
•	On June 7, 2023, Flat Footed filed an amendment to its Schedule 13D, disclosing that as of June 7, 2023, it and its affiliated funds beneficially owned approximately 9.4% of DHC’s outstanding shares, comprised of 22,439,900 DHC Common Shares.

4

•	Also on June 7, 2023, OPI filed an amendment to the Merger Proxy Statement.[1]
•	Also on June 7, 2023, Flat Footed filed a Preliminary Proxy Statement with the SEC.
•	On June 8, 2023, Flat Footed issued a press release disclosing the filing of the Preliminary Proxy Statement and announcing Flat Footed’s intention to solicit votes against the DHC Merger Proposals at the Special Meeting.
•	On June 12, 2023, D. E. Shaw & Co., L.P. and certain of its affiliates (collectively, “D.E. Shaw”), filed a Schedule 13D with the SEC disclosing beneficial ownership of approximately 6.1% of DHC’s outstanding shares and that they delivered a private letter to the Board expressing their opposition to the proposed Merger, their intention to vote against the proposed Merger at the Special Meeting and their request that the Board pursue superior alternative actions.
•	On June 13, 2023, Flat Footed issued a press release questioning the appropriateness and timing of Adam D. Portnoy’s recent purchases of DHC Common Shares at a significant premium to the proposed Merger and reiterating Flat Footed’s belief that the proposed Merger dramatically undervalues DHC.
•	On June 14, 2023, Flat Footed filed an amendment to its Schedule 13D, disclosing that as of June 14, 2023, it and its affiliated funds beneficially owned approximately 9.8% of DHC’s outstanding shares, comprised of 23,389,900 DHC Common Shares.
•	On June 15, 2023, Flat Footed filed this Revised Preliminary Proxy Statement with the SEC.

1 Any citations in this Proxy Statement to OPI’s “Merger Proxy Statement” are to the amended version filed on June 7, 2023

5

REASONS FOR THE SOLICITATION

We do not believe the proposed Merger is in the best interests of DHC and its shareholders

Flat Footed is a significant shareholder and investor across DHC’s capital structure, owning approximately 9.8% of the Company’s outstanding common shares. Our sizable investment in DHC’s equity and long-dated debt aligns our interests with DHC stakeholders and underscores our conviction in the Company’s long-term potential.

We invested in DHC after conducting a rigorous analysis of the Company, including its balance sheet, capital structure, management agreements, portfolio, and market opportunities. We believe DHC’s highly valuable assets have long-term growth potential and that the Company’s near-term liquidity issues are easily addressable. In our view, the Company’s proposed Merger with OPI materially undervalues DHC and would result in a windfall to OPI and RMR, which is the external manager for both REITs, at the expense of DHC shareholders. We intend to VOTE “AGAINST” the DHC Merger Proposals at the upcoming Special Meeting for the following reasons:

•	We believe that the proposed Merger dramatically undervalues DHC. The 15% decline in the Company’s share price following the proposed Merger announcement signals DHC investors clear distaste for the transaction.[2] Based on OPI trading prices as of market close on June 14, 2023, the proposed Merger would pay DHC shareholders $1.15 per DHC Common Share, representing a 62% discount to DHC’s same day trading price.[3] We value DHC’s portfolio of high-quality assets at approximately $5 billion and believe these assets support trading prices between $9 and $10 per share. Therefore, the proposed Merger’s contemplated $1.15 per share takeover price represents a 87%-89% discount to DHC’s intrinsic value.[4] We seriously question why the Board is recommending DHC shareholders accept a deal that values the Company at such a steep discount, despite rejecting an all-cash $4.00 per share bid in May 2022.
•	The 0.147x exchange ratio appears based on an artificially inflated OPI share price. Based on the terms of the proposed Merger, DHC shareholders will receive 0.147 OPI Common Shares for each DHC Common Share. This exchange ratio was negotiated based on OPI’s and DHC’s relative trading prices on April 10, 2023, when OPI was still paying $2.20 in dividends per OPI Common Share annually and trading at $11.55. The very next day, and simultaneous with the proposed Merger announcement, OPI cut its distributions to $1.00 in dividends per OPI Common Share annually. OPI’s trading price plummeted 24% to $8.73 that same day and has since declined further to $7.84 as of June 14, 2023.[5] Had the Companies negotiated the proposed Merger based on trading prices reflecting OPI’s dividend cut, the exchange ratio would be substantially higher in favor of DHC shareholders.
•	DHC’s own projections indicate that senior housing properties are set for a sizeable rebound. Although the COVID-19 pandemic negatively impacted the performance of DHC’s assets, DHC is expected to perform significantly better over the next several years, primarily driven by its senior housing operating portfolio (“SHOP”). The Company projects to outperform this year in 2024 and 2025 on a consolidated NOI basis by 55% and 101%, respectively, and on an adjusted EBITDAre basis by 59% and 108%, respectively.[6] This rebound is not reflected in the consideration offered in the proposed Merger though, as BofA Securities, Inc. (“BofA Securities”) – the financial advisor to the special committee to the Board (the “Special Committee”) – based its fairness opinion on severely depressed 2023 EBITDA, effectively ignoring DHC’s bright future.

2 DHC Common Shares closed at $1.24 per share on April 10, 2023 – the day before the proposed Merger was announced – and closed at $1.05 per share on May 22, 2023 – the day before Flat Footed issued its first public challenge to the proposed Merger.

3 Based on June 14, 2023 closing trading prices of $7.84 per OPI Common Share and $3.05 per DHC Common Share.

4 The Merger Proxy Statement supports our view, disclosing that OPI expects to receive approximately $3.79 billion of DHC assets in exchange for just $218.4 million in consideration.

5 OPI Common Shares closed at $11.55 per share on April 10, 2023 – the day before the proposed Merger was announced – and closed at $7.84 per share on June 14, 2023.

6 See Merger Proxy Statement at 143.

6

•	DHC should not be saddled with OPI’s failing commercial office property assets and deteriorating balance sheet, in our view. In stark contrast to the senior housing market, we believe the prospects for commercial office properties like those in OPI’s portfolio are bleak and will worsen as companies continue to downsize their office space en masse. Relative to other office REITs, OPI is more negatively exposed due to its focus on single-tenant buildings, which leads to an inability to counter tenant downsizing and to tenant leverage in negotiating lease terms, tenant improvements and owner-funded capital expenditures. In its first quarter 2023 earnings, OPI management acknowledged two troubling items. First, OPI failed to renew at least half of its leases due for renewal during the year to date and expects this trend to continue beyond 2023. Second, the rates for the mere 50% of leases that actually did renew declined by 19.7%. OPI renewal rates are expected to worsen while it faces lease expirations equaling at least 33% of OPI’s annual rental income ($178 million) in the next three years.[7] According to OPI’s most recent Form 10-Q, OPI management expects tenants occupying 68% of the total rented space under leases expiring in the next 12 months to either not renew their leases or downsize their leased space at expiration.[8] Equally troubling, OPI has bonds at coupon rates of 2% to 4% maturing in 2024-2027, with $1 billion of these bonds coming due in the next 19 months.[9] This debt will need to be refinanced, and current trading levels indicate that this would have to be done at double digit interest rates, if the debt can be refinanced at all.
•	The proposed Merger terms appear to benefit OPI and RMR – at DHC’s direct expense. We believe the sole beneficiaries of the proposed Merger are OPI and the external manager, RMR. If the Merger is approved, OPI will gain access to DHC’s valuable, unencumbered assets from which OPI will seek to raise $1 billion of new debt from government sponsored enterprise debt, offset its declining cash flows, and stave off an otherwise likely bankruptcy filing.[10] Over the past four years alone, RMR has collected over $300 million in pure-profit management fees from OPI and DHC combined – despite the woeful performance of both companies.[11] Moreover, since a substantial part of these fees are calculated on enterprise value and construction costs – not profitability or equity value – RMR appears perversely incentivized to maximize debt and spending: which we believe are the primary reasons why DHC faces near-term challenges today.
•	We believe that DHC’s recent “going concern” assertions are a red herring. The Company suddenly announced on May 8, 2023 for the first time that “there is substantial doubt about [DHC’s] ability to continue as a going concern” due to its “reduced cash balances” and $700 million in 2024 debt maturities.[12] Tellingly, no such disclosure was made until after the proposed Merger was announced and after the Company became “aware that several law firms have indicated that they are investigating the [proposed] Merger and related matters….”[13] This hardly seems to be a coincidence and suggests a troubling lack of candor. Casting doubt on the recent “going concern” disclosure, RMR told investors in a March 2023 presentation that its management fees derived from DHC – projected largely on DHC’s ability to satisfy its debt – are safe.

7 See Office Properties Income Trust & Diversified Healthcare Trust Merger Joint Conference Call Script at 7; Form 10-Q for the quarterly period ending March 31, 2023, Office Properties Income Trust at page 17.

8 See Form 10-Q for the quarterly period ending March 31, 2023, Office Properties Income Trust at page 17.

9 See id. at 27.

10 See Office Properties Income Trust to Merge with Diversified Healthcare Trust (April 11, 2023) at page 4.

11 See 2020 Annual Report, The RMR Group Inc., at page 40; 2021 Annual Report, The RMR Group Inc., at page 35-36; 2022 Annual Report, The RMR Group Inc., at page 33.

12 See Form 10-Q for the quarterly period ended March 31, 2023, Diversified Healthcare Trust at pages 6-7.

13 See id. at page 45.

7

•	Adam D. Portnoy’s recent DHC trades suggest a higher valuation than offered in the proposed Merger. Recent purchases of DHC Common Shares by Adam D. Portnoy – who serves as the Managing Trustee of DHC and OPI, the Chair of the Board of both DHC and OPI’s board of trustees, and the Managing Director, President, Chief Executive Officer and Chair of the board of directors of RMR – suggests that DHC Common Shares are worth substantially more than the Merger consideration. Between May 30, 2023 and June 14, 2023, Mr. Portnoy bought 20,700,000 DHC Common Shares at prices significantly higher than DHC shareholders are being asked to accept in the Merger.[14] As part of his recent purchases, Mr. Portnoy paid as much as $3.29 for shares, which is 185% above the Merger consideration of $1.15 per share. Mr. Portnoy and RMR’s actions lead us to believe that DHC’s going concern claims have no merit and to question whether the alleged need to merge with OPI was fabricated by RMR to further its own interests.
•	We believe there are no strategic, cost-saving merits or synergies to the proposed Merger. In 2022, expenses (excluding D&A) were $1.138 billion for DHC and $242 million for OPI.[15] Yet, estimated synergies from the Merger are a mere $3 million, or 0.22% of the combined company expenses. In our view, this cements the lack of financial rationale for the transaction for DHC shareholders, other than appearing to enrich RMR and OPI. In fact, estimated fees resulting from the transaction are $75 million on a combined market capitalization of $552 million, or 14% of the combined company market capitalization. In our experience, this is an incredibly high fee burden for a merger of this size. From our perspective, it makes no sense for DHC shareholders to accept such inadequate merger consideration when the earnings power of the Company’s assets is set to improve dramatically.
•	We believe that DHC has vastly superior alternatives for addressing its 2024 debt maturities. We believe that DHC’s 2024 debt maturities can be easily addressed. DHC’s $450 million revolving credit facility lenders are, per its financial statements, supported by over $1.0 billion in collateral,[16] so an extension of the revolver past January 2024 should be readily achievable – just as it has been on several previous occasions. The additional $250 million – not $700 million – in liquidity the Company needs to get past its 2024 maturities should be readily obtainable from a variety of sources or transactions. We believe the Company will be able to comply with its 1.5x fixed charge coverage requirement restricting debt issuance by late 2023/early 2024, allowing it to refinance its 4.75% senior notes maturing in May 2024. If this does not prove possible, the Board has numerous other options – and would need to monetize just a fraction of DHC’s valuable unencumbered assets to pay off a portion, or all, of its maturing debt. Simply curtailing RMR’s self-interested, fee-driven spending would go a long way toward preserving the Company’s cash and addressing its near-term liquidity challenges. Cash is also readily obtainable for DHC from targeted asset sales, including but not limited to: 27 senior housing facilities under triple net lease valued at ~$267 million, wellness centers, including six Life Time Fitness facilities valued at ~$160 million and equity stakes in two joint ventures, Seaport Innovation LLC and The LSMD Fund REIT LLC, which DHC carries on its balance sheet, valued at ~$153 million.

14 See Form 4 filed by Adam D. Portnoy for Diversified Healthcare Trust (June 14, 2023); Form 4 filed by Adam D. Portnoy for Diversified Healthcare Trust (June 9, 2023); Form 4 filed by Adam D. Portnoy for Diversified Healthcare Trust (June 6, 2023); Form 4 filed by Adam D. Portnoy for Diversified Healthcare Trust (June 1, 2023).

15 See Form 10-K for the fiscal year ended December 31, 2022, Diversified Healthcare Trust at page F-32; Form 10-K for the fiscal year ended December 31, 2022, Office Properties Income Trust at page F-5.

16 See Form 10-K for the fiscal year ended December 31, 2022, Diversified Healthcare Trust at page F-9.

8

•	We believe the Merger Proxy Statement confirms the proposed Merger undervalues DHC, based on the huge gap between the estimated fair value of the acquired assets to OPI and the value of the Merger consideration. According to the Merger Proxy Statement, DHC shareholders are being asked to sell $3.8 billion of net assets for only $218 million in Merger consideration, which will allow OPI to realize a $3.5 billion gain. The Merger Proxy Statement provides that “OPI expects the estimated fair values of the net assets acquired to exceed the estimated consideration transferred” to DHC shareholders by $3,572,373,000.[17] In other words, DHC’s stock is worth at least $15.80 ($14.65 more than the $1.15 per share being offered to DHC under the proposed Merger terms).

For the foregoing reasons, we believe that the Board is not acting in the best interests of the Company or DHC stakeholders in recommending the proposed Merger, and therefore shareholders should VOTE “AGAINST” the DHC Merger Proposals. Flat Footed believes that the best path forward for DHC is on a standalone basis. By simply selling a small portion of its assets, DHC should be well-positioned to pay down its near-term notes, extend its revolving credit facility, and maximize long-term value for all DHC stakeholders.

17 See Merger Proxy Statement at 49-50.

9

PROPOSAL 1

THE MERGER PROPOSAL

In connection with the Merger, you are being asked by the Company to consider and vote on a proposal to approve the Merger, pursuant to the terms and subject to the conditions of the Merger Agreement. Under the Merger Agreement, and as discussed in detail in the Merger Proxy Statement, the Company is required to obtain, as a condition of the Merger, the approval of its shareholders for the Merger Proposal. Approval of the Merger Proposal requires the affirmative vote of at least a majority of all the votes entitled to be cast by holders of outstanding DHC Common Shares at the Special Meeting on the Merger Proposal. For purposes of this vote, an abstention, broker non-vote, if any, or failure to vote will have the same effect as a vote “AGAINST” the Merger Proposal.

As discussed further in the “Reasons for the Solicitation” section of this Proxy Statement, we oppose the Merger as we believe it is not in the best interests of the Company and its shareholders. To that end, we are soliciting your proxy to vote “AGAINST” the Merger Proposal at the Special Meeting.

FLAT FOOTED URGES YOU TO VOTE “AGAINST” THE MERGER PROPOSAL ON THE ENCLOSED GOLD PROXY CARD AND INTENDS TO VOTE ITS SHARES “AGAINST” THIS PROPOSAL.

10

PROPOSAL 2

THE ADJOURNMENT PROPOSAL

You are being asked by the Company to approve a proposal that will give the Board authority to adjourn the Special Meeting from time to time, if necessary or appropriate, including to solicit additional proxies in favor of the Merger Proposal if there are insufficient votes at the time of such adjournment to approve such proposal.

Approval of the Adjournment Proposal requires the affirmative vote of at least a majority of all of the votes cast by holders of outstanding DHC Common Shares entitled to vote at the Special Meeting on the Adjournment Proposal, assuming a quorum is present. For purposes of this vote, assuming a quorum is present, an abstention, broker non-vote, if any, or failure to vote will have no effect on the Adjournment Proposal.

FLAT FOOTED URGES YOU TO VOTE “AGAINST” THE MERGER PROPOSAL ON THE ENCLOSED GOLD PROXY CARD AND INTENDS TO VOTE ITS SHARES “AGAINST” THIS PROPOSAL.

11

CONSEQUENCES OF DEFEATING THE DHC MERGER PROPOSALS

According to the Merger Proxy Statement, the approval of the Merger Proposal by DHC shareholders is a condition to the obligations of DHC and OPI to complete the Merger. If the Merger Proposal is not approved by DHC shareholders, the Merger cannot be consummated. Instead, OPI will not merge with DHC, and DHC and OPI will remain independent public companies.

If the Merger is not consummated due to DHC’s failure to obtain approval of the Merger Proposal from DHC shareholders, then DHC will be required to pay OPI a termination fee of $5.9 million (the “DHC Termination Fee”) in the event that either DHC or OPI terminates the Merger Agreement and (a) a competing acquisition proposal with respect to DHC has been publicly announced or made known after the date of the Merger Agreement and is not publicly withdrawn at least two days prior to the Special Meeting, and (b) within six months of termination of the Merger Agreement, DHC enters into a definitive agreement for a competing acquisition proposal or a competing acquisition proposal is consummated. In such case, the DHC Termination Fee must be paid at or prior to the first to occur of the entry into a definitive agreement for a competing acquisition proposal or the consummation of a competing acquisition proposal.

Additionally, DHC will be obligated to pay the DHC Termination Fee in the event the Merger Agreement is terminated: (1) by DHC if, prior to obtaining the requisite DHC shareholder approval at the Special Meeting, the Board (or an authorized committee thereof) determines to enter into an acquisition agreement with respect to a superior proposal pursuant to the Merger Agreement, or (2) by OPI if, prior to obtaining the requisite DHC shareholder approval at the Special Meeting, DHC or the Board (or an authorized committee thereof), (i) has made an adverse recommendation change, (ii) fails to publicly reaffirm the Board’s recommendation within 10 business days of being requested to do so by OPI following the public announcement by any person of a competing acquisition proposal or an intention to make a competing acquisition proposal, (iii) fails to include the Board’s recommendation related to the Merger Proposal in the joint proxy statement, or (iv) publicly announces its intention to do any of the foregoing, or the Merger Agreement is terminated pursuant to another provision at a time when it would otherwise be terminable pursuant to the other provisions described herein; and, in each such case, the DHC Termination Fee must be paid within two business days following such termination.

In the event OPI is unable to receive the full DHC Termination Fee without causing it to fail to meet requirements relating to being taxed as a real estate investment trust under the United States Internal Revenue Code of 1986, as amended, DHC must place the unpaid amount in escrow by wire transfer within two business days of the termination of the Merger Agreement and must not release any portion of such escrowed amount to OPI unless and until OPI receives (i) a letter from OPI’s independent accountants indicating the maximum amount that can be paid at that time to OPI without causing OPI to fail to meet the real estate investment trust requirements or (ii) an opinion from counsel or other tax advisors or a ruling from the United States Internal Revenue Service providing that OPI’s receipt of the DHC Termination Fee would be permitted under applicable real estate investment trust requirements; in which case, DHC will pay such amount within five business days after DHC has been notified thereof. DHC’s obligation to pay any unpaid portion of the DHC Termination Fee expires on December 31, 2028 and on that date, any amounts remaining in escrow will be released to DHC.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is included as Annex A to the Merger Proxy Statement. The proposed Merger and each of the DHC Merger Proposals are described in further detail in the Merger Proxy Statement which is available at www.sec.gov.

12

VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Special Meeting. Shareholders who sell their DHC Common Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Special Meeting even if they sell such shares after the Record Date. Based on publicly available information, Flat Footed believes that the only outstanding class of securities of the Company entitled to vote at the Special Meeting is the DHC Common Shares.

DHC Common Shares represented by properly executed GOLD proxy cards will be voted at the Special Meeting as marked and, in the absence of specific instructions, will be voted “AGAINST” the Merger Proposal, “AGAINST” the Adjournment Proposal and in the discretion of the persons named as proxies on all other matters as may properly come before the Special Meeting, as described herein.

VIRTUAL MEETING

As discussed in the Merger Proxy Statement, the Company has determined to hold the Special Meeting in a virtual format. No in person meeting will be held. If you are a shareholder as of the close of business on the Record Date who holds DHC Common Shares directly, you may participate in the Special Meeting via internet webcast by visiting the following website and following the registration and participation instructions contained therein: https://www.viewproxy.com/DiversifiedHealthcareTrustSM/2023. Please have the control number located on your proxy card or voting instruction form available. If you are a shareholder as of the close of business on the Record Date who holds DHC Common Shares indirectly through a brokerage firm, bank or other nominee, you must register in advance to attend the Special Meeting. You will need to present evidence of your beneficial ownership of DHC Common Shares. You will not be able to vote your shares at the Special Meeting without a legal proxy. Beneficial owners should complete the registration process at least three days in advance of the Special Meeting to ensure that all documentation and verifications are in order. Attendance at the Special Meeting via the virtual live webcast will count as attendance in person.

Please note that you may not vote DHC Common Shares held in street name by returning a proxy card directly to Flat Footed or by voting at the Special Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

In order to be voted at the Special Meeting, your GOLD proxy cards must be returned no later than _______ Eastern time on _______, 2023.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of DHC Common Shares that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. For the Special Meeting, DHC shareholders entitled to cast a majority of all the votes entitled to be cast at the Special Meeting must be present or represented by proxy to constitute a quorum. Abstentions will be included in determining whether a quorum is present at the Special Meeting. Broker non-votes, if any, will not be included in determining whether a quorum is present at the DHC special meeting.

If you hold your shares in street name and do not provide voting instructions to your broker, bank or other nominee your shares will not be voted on any proposal on which your broker, bank or other nominee does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Special Meeting on any of the proposals. Accordingly, DHC Common Shares held by broker, bank or other nominee will NOT be counted for quorum purposes or voted unless such shareholders instruct such broker, bank or other nominee how to vote.

13

VOTES REQUIRED FOR APPROVAL

Merger Proposal – According to the Merger Proxy Statement, approval of the Merger Proposal requires the affirmative vote of at least a majority of all the votes entitled to be cast by holders of outstanding DHC Common Shares at the Special Meeting on such proposal. According to the Merger Proxy Statement, for purposes of this vote, an abstention, broker non-vote, if any, or failure to vote will have the same effect as a vote “AGAINST” the Merger Proposal

Adjournment Proposal – According to the Merger Proxy Statement, approval of the Adjournment Proposal requires the affirmative vote of at least a majority of all the votes cast by holders of outstanding DHC Common Shares entitled to vote at the Special Meeting on such proposal. According to the Merger Proxy Statement, for purposes of this vote, assuming a quorum is present, an abstention, broker non-vote, if any, or failure to vote will have no effect on the Adjournment Proposal.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time before their proxies are voted at the Special Meeting by (i) sending a written notice of revocation, (ii) granting a new, valid proxy bearing a later date (in which case only the later-dated proxy is counted and the earlier proxy is revoked), (iii) submitting a proxy via the Internet, telephone or mail at a later date using the instructions on the enclosed GOLD proxy card (in which case only the later-dated proxy is counted and the earlier proxy is revoked) or (iv) attending the Special Meeting and voting virtually (although attendance at the Special Meeting will not in and of itself constitute a vote or revocation or a prior proxy). If your DHC Common Shares are held by a broker, bank or other nominee, you must follow the instructions provided by the broker, bank or other nominee on how to change your instructions or change your vote.

The delivery of a subsequently dated proxy, as set out above, which is properly completed will constitute a revocation of any earlier delivered proxy. The revocation may be delivered either to Flat Footed in care of Okapi at the address set forth on the back cover of this Proxy Statement or to the Secretary of the Company at the Company’s principal executive offices located at Two Newton Place, 225 Washington Street, Suite 300, Newton, Massachusetts 02458 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Flat Footed in care of Okapi at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the requisite DHC shareholders on the Record Date. Additionally, Okapi may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies against the DHC Merger Proposals.

IF YOU WISH TO VOTE “AGAINST” THE DHC MERGER PROPOSALS, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

14

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE SPECIAL MEETING

The following questions and answers are intended to address some commonly asked questions regarding the Merger, the Merger Agreement and the Special Meeting. These questions and answers may not address all questions that may be important to you as a DHC shareholder. You are encouraged to read carefully the more detailed information contained elsewhere in this Proxy Statement, the Schedules to this Proxy Statement and the documents publicly filed by DHC and OPI that we refer to in this Proxy Statement, including the Merger Proxy Statement.

Q:	When and where is the Special Meeting?
A:	The Special Meeting will be held in a virtual format. No in person meeting will be held. The Special Meeting will be held via internet webcast at _______ Eastern time, on __________, 2023 at the following link: https://www.viewproxy.com/DiversifiedHealthcareTrustSM/2023.
Q:	Who is entitled to vote at the Special Meeting?
A:	All holders of record of DHC Common Shares who held shares on the Record Date are entitled to notice of and to vote at the Special Meeting. If you hold DHC Common Shares in the name of a broker, bank or nominee, please follow the voting instructions provided by your broker, bank or nominee to ensure that your shares are represented at the Special Meeting.
Q:	What am I being asked to vote on at the Special Meeting?
A:	DHC shareholders are being asked to vote to approve the Merger Proposal and the Adjournment Proposal. The Merger cannot be completed without the approval by DHC shareholders of the Merger Proposal. The approval of the Adjournment Proposal is not a condition to the obligations of DHC or OPI to complete the Merger.

Please see the sections entitled “Proposal 1: Merger Proposal” and “Proposal 2: Adjournment Proposal” for more about each of these proposals.

Q:	How should I vote on the DHC Merger Proposals?
A:	We recommend that you vote “AGAINST” the Merger Proposal and “AGAINST” the Adjournment Proposal on the enclosed GOLD proxy card.
Q:	What vote is required to approve the DHC Merger Proposals?
A:	According to the Merger Proxy Statement, (a) the Merger Proposal requires the affirmative vote of at least a majority of all the votes entitled to be cast by holders of outstanding DHC Common Shares at the Special Meeting on such proposal and (b) the Adjournment Proposal requires the affirmative vote of at least a majority of all the votes cast by holders of outstanding DHC Common Shares entitled to vote at the Special Meeting on such proposal.
Q:	How do I vote?
15

A:	If you were a holder of record of DHC Common Shares as of the close of business on the Record Date, you may vote on the applicable proposal by:
•	accessing the Internet website specified on your proxy card;
•	calling the toll-free number specified on your proxy card;
•	signing and returning the enclosed proxy card in the postage-paid envelope provided; or
•	virtually attending the Special Meeting and voting.

If you hold DHC Common Shares in the name of a broker, bank or other nominee, please follow the voting instructions provided by your broker, bank or other nominee to ensure that your shares are represented at the Special Meeting.

Q:	By when do I need to vote?
A:	In order to be voted at the Special Meeting, your GOLD proxy cards must be returned no later than _______ Eastern time on __________, 2023. Alternatively, you may vote on the day of the Special Meeting by virtually attending and casting your vote.

Q:	How important is my vote?
A:	Your vote “AGAINST” each of the Merger Proposal and the Adjournment Proposal is very important, and you are encouraged to submit a GOLD proxy card as soon as possible.

We urge you to demonstrate your opposition to the Merger and to send a message to the Board that the Merger is not in the best interests of the Company and DHC shareholders by signing, dating and returning the enclosed GOLD proxy card as soon as possible.

Q:	What happens if the Merger is not completed?
A:	If the Merger is not completed for any reason, DHC shareholders will not have their DHC Common Shares exchanged for the OPI Common Shares (and will not receive cash in lieu of fractional shares). Instead, each of OPI and DHC will remain separate companies.

In addition, if the Merger Agreement is terminated in certain circumstances, DHC could be required to pay OPI the DHC Termination Fee or OPI could be required to pay DHC a termination fee. Please refer to the information under the heading “Consequences of Defeating the DHC Merger Proposals.”

Q:	How can I receive more information?
A:	If you have any questions about giving your proxy to cast your vote or about our solicitation, or if you require assistance, please call Okapi toll-free at + 1 (877) 629-6356.
Q:	Where can I find additional information concerning DHC, OPI and the Merger?
16

A:	Pursuant to Rule 14a-5(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we have omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Merger Proxy Statement in connection with the Special Meeting, including:
•	a summary term sheet of the Merger;
•	the terms of the Merger Agreement and the Merger and related transactions;
•	any reports, opinions and/or appraisals received by DHC in connection with the Merger;
•	past contacts, transactions and negotiations by and among the parties to the Merger and their respective affiliates and advisors;
•	U.S. federal and state regulatory requirements that must be complied with and approvals that must be obtained in connection with the Merger;
•	security ownership of certain beneficial owners and management of the Company, including 5% owners;
•	the trading prices of DHC Common Shares over time;
•	the compensation paid and payable to DHC’s and OPI’s directors and executive officers; and
•	appraisal rights and dissenters’ rights.

We take no responsibility for the accuracy or completeness of information contained in the Merger Proxy Statement. Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

Q:	What do I need to do now?
A:	Even if you plan to attend the Special Meeting virtually, after carefully reading and considering the information contained in this Proxy Statement, please submit your GOLD proxy card promptly to ensure that your shares are represented at the Special Meeting. If you hold your DHC Common Shares in your own name as the shareholder of record, please submit your proxy for your DHC Common Shares by completing, signing, dating and returning the enclosed GOLD proxy card in the accompanying pre-paid reply envelope. If you decide to attend and vote your shares virtually at the Special Meeting, your vote by ballot at the Special Meeting will revoke any proxy previously submitted. If you are a beneficial owner of DHC Common Shares, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you.

17

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Flat Footed. Proxies may be solicited by mail, email, facsimile, telephone, Internet, in person and by advertisements.

Flat Footed has entered into an agreement with Okapi for solicitation and advisory services in connection with this solicitation, for which Okapi will receive a fee not to exceed $_____, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Okapi will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the DHC Common Shares they hold of record. Flat Footed will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. In addition, directors, officers, members and certain other employees of Flat Footed may solicit proxies as part of their duties in the normal course of their employment without any additional compensation. It is anticipated that Okapi will employ approximately ___ persons to solicit shareholders for the Special Meeting.

The entire expense of soliciting proxies is being borne by Flat Footed. Costs of this solicitation of proxies are currently estimated to be approximately $______ (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). Flat Footed estimates that through the date hereof its expenses in connection with this solicitation are approximately $________. To the extent legally permissible, if Flat Footed is successful in its proxy solicitation, Flat Footed intends to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. Flat Footed does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The participants in this proxy solicitation are Flat Footed and Marc Andersen. The principal business of Flat Footed is serving as an investment manager to private funds which hold securities for the benefit of their investors. The principal occupation of Mr. Andersen is serving as the Managing Member of Flat Footed. The principal business address of Flat Footed and Mr. Andersen is 3415 North Pines Way, Suite 205, Wilson, Wyoming 83014.

As of the date hereof, as the investment manager of FF Hybrid LP, GP Recovery Fund LLC, Flat Footed Series LLC – Fund 1 and Flat Footed Series LLC – Fund 2 (collectively, the “Funds”), Flat Footed may be deemed to beneficially own the 23,439,900 DHC Common Shares held by the Funds. Mr. Andersen, as the Managing Member of Flat Footed, may be deemed to beneficially own the 23,439,900 DHC Common Shares held by the Funds.

Each participant in this solicitation may be deemed to be a member of a “group” with the other participants in this solicitation for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 23,439,900 DHC Common Shares owned in the aggregate by all of the participants in this solicitation. Each of the participants in this solicitation disclaims beneficial ownership of the DHC Common Shares that he or it does not directly own.

The Funds hold $154,821,275 aggregate principal amount of the Company’s unsecured notes. Flat Footed believes that if the Merger Proposal is not approved by DHC shareholders, and the Merger cannot be consummated, that will benefit DHC shareholders as well as holders of the Company’s unsecured notes.

18

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any voting securities of the Company during the past two years]; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Special Meeting; (xii) no participant in this solicitation holds any positions or offices with the Company; (xiii) no participant in this solicitation has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer and (xiv) no companies or organizations, with which any of the participants in this solicitation has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

OTHER MATTERS AND ADDITIONAL INFORMATION

Flat Footed is unaware of any other matters to be considered at the Special Meeting. However, should other matters, which Flat Footed is not aware of at a reasonable time before this solicitation, be brought before the Special Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, Okapi, at the address set forth on the back cover of this Proxy Statement, or call toll free at (877) 629-6356. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

The information concerning the Company and the proposals in the Merger Proxy Statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the participants in this solicitation is given only to our knowledge.

19

This Proxy Statement is dated ___________, 2023. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to shareholders shall not create any implication to the contrary.

FUTURE SHAREHOLDER PROPOSALS

According to the Merger Proxy Statement, if the Merger is completed before the time DHC’s annual meeting of shareholders in 2024 (the “2024 Annual Meeting”) would normally take place, DHC will not hold the 2024 Annual Meeting. Instead, DHC expects that DHC shareholders who continue to hold OPI Common Shares received in the Merger would be entitled to participate in OPI’s annual meeting of shareholders in 2024. However, if the Merger is not completed, DHC expects that it would hold the 2024 Annual Meeting.

Deadline to Submit Proposals Pursuant to Rule 14a-8 for the 2024 Annual Meeting: According to the Merger Proxy Statement, shareholder proposals pursuant to Rule 14a-8 under the Exchange Act must be received at DHC’s principal executive office on or before December 22, 2023 in order to be eligible to be included in the proxy statement for the 2024 Annual Meeting; provided that, if the date of 2024 Annual Meeting is more than 30 days before or after June 5, 2024, such a proposal must be submitted within a reasonable time before DHC begins to print its proxy materials. Under Rule 14a-8, DHC is not required to include shareholder proposals in its proxy materials in certain circumstances or if conditions specified in the rule are not met.

Deadline to Submit Trustee Proxy Access Nominations for the 2024 Annual Meeting: Under the proxy access provisions of the Bylaws, a shareholder or a group of up to 20 shareholders owning at least three percent of the outstanding DHC Common Shares continuously for at least three years may nominate and include in DHC’s proxy materials for the 2024 Annual Meeting Board nominees constituting up to the greater of two nominees or 20% of the number of Trustees serving on the Board. In addition, the shareholder(s) and nominee(s) must satisfy the informational, documentation and other requirements specified by Section 2.18 of the Bylaws. Notice of a proxy access nomination for consideration at the 2024 Annual Meeting must be received at DHC’s principal executive office not later than December 22, 2023 and not earlier than November 22, 2023.

Deadline to Submit Other Nominations and Proposals for the 2024 Annual Meeting under the Bylaws: To be timely, shareholder nominations and proposals intended to be made outside of Rule 14a-8 under the Exchange Act and outside of the proxy access bylaw at the 2024 Annual Meeting must be received by DHC’s Secretary at DHC’s principal executive office, in accordance with the requirements of the Bylaws, not later than 5:00 p.m., Eastern time, on December 22, 2023 and not earlier than November 22, 2023; provided that, if the date of the 2024 Annual Meeting is more than 30 days earlier or later than June 5, 2024, then a shareholder’s notice must be so delivered not later than 5:00 p.m., Eastern time, on the tenth day following the earlier of the day on which (i) notice of the date of the 2024 Annual Meeting is mailed or otherwise made available or (ii) public announcement of the date of the 2024 Annual Meeting is first made by DHC. Shareholders making such a nomination or proposal must comply with the advance notice and other requirements set forth in DHC’s Declaration of Trust and the Bylaws.

Deadline to Submit Nominations for the 2024 Annual Meeting for Purposes of Rule 14a-19: To be timely for purposes of Rule 14a-19 of the Exchange Act, shareholders who intend to solicit proxies in support of Board nominees other than DHC’s nominees must provide notice that sets forth the information required by Rule 14a-19 in addition to satisfying the requirements of the Bylaws, as described above. Notice must be received by DHC’s Secretary at DHC’s principal executive office not later than 5:00 p.m., Eastern time, on December 22, 2023 and not earlier than November 22, 2023.

20

Proposals will only be acted upon if sent to DHC’s Secretary at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2024 Annual Meeting is based on information contained in the Merger Proxy Statement and the Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission by Flat Footed that such procedures are legal, valid or binding.

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE SPECIAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. SHAREHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT FOR THE FOREGOING INFORMATION. SHAREHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

The information concerning the Company contained in this Proxy Statement and the Schedule attached hereto has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

Flat Footed LLC

________, 2023

21

SCHEDULE I

TRANSACTIONS IN SHARES OF THE COMPANY
DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

FLAT FOOTED LLC

(through the Funds)

Purchase of Common Shares	18,057	06/15/2021
Purchase of Common Shares	4,500	06/16/2021
Purchase of Common Shares	50,700	06/17/2021
Purchase of Common Shares	105,000	06/18/2021
Purchase of Common Shares	75,000	06/21/2021
Purchase of Common Shares	8,300	06/22/2021
Purchase of Common Shares	35,000	07/08/2021
Purchase of Common Shares	22,700	07/13/2021
Purchase of Common Shares	90,299	07/19/2021
Purchase of Common Shares	5,100	07/20/2021
Purchase of Common Shares	27,800	07/22/2021
Purchase of Common Shares	3,400	07/23/2021
Purchase of Common Shares	66,520	08/03/2021
Purchase of Common Shares	98,480	08/04/2021
Purchase of Common Shares	93,100	08/05/2021
Purchase of Common Shares	27,869	08/09/2021
Purchase of Common Shares	18,700	08/10/2021
Purchase of Common Shares	60,300	08/11/2021
Purchase of Common Shares	46,600	08/12/2021
Purchase of Common Shares	25,000	08/17/2021
Purchase of Common Shares	25,000	08/18/2021
Purchase of Common Shares	40,000	08/19/2021
Purchase of Common Shares	40,000	08/20/2021
Purchase of Common Shares	50,100	08/23/2021
Purchase of Common Shares	76,600	08/24/2021
Purchase of Common Shares	3,300	08/26/2021
Purchase of Common Shares	10,000	08/27/2021
Purchase of Common Shares	35,000	09/09/2021
Purchase of Common Shares	60,000	09/10/2021
Purchase of Common Shares	100,000	09/13/2021
Purchase of Common Shares	125,000	09/14/2021
Purchase of Common Shares	119,255	09/15/2021
Purchase of Common Shares	124,983	09/16/2021
Purchase of Common Shares	22,400	09/16/2021
Purchase of Common Shares	158,485	09/17/2021
Purchase of Common Shares	25,900	09/17/2021

Purchase of Common Shares	73,000	09/20/2021
Purchase of Common Shares	22,000	09/22/2021
Purchase of Common Shares	1,100	09/23/2021
Purchase of Common Shares	33,600	09/24/2021
Purchase of Common Shares	125,000	10/08/2021
Purchase of Common Shares	7,800	10/14/2021
Purchase of Common Shares	23,200	10/19/2021
Purchase of Common Shares	168,300	11/04/2021
Purchase of Common Shares	175,000	11/05/2021
Purchase of Common Shares	150,100	11/05/2021
Purchase of Common Shares	56,400	11/12/2021
Purchase of Common Shares	18,779	11/17/2021
Purchase of Common Shares	67,800	11/18/2021
Purchase of Common Shares	70,000	11/19/2021
Sale of Common Shares	(3)	11/26/2021
Purchase of Common Shares	96,520	11/30/2021
Purchase of Common Shares	96,601	12/01/2021
Purchase of Common Shares	123,016	12/02/2021
Purchase of Common Shares	75,000	12/03/2021
Purchase of Common Shares	5,600	12/14/2021
Purchase of Common Shares	100,000	12/14/2021
Purchase of Common Shares	68,700	12/15/2021
Purchase of Common Shares	25,000	12/20/2021
Purchase of Common Shares	38,000	12/22/2021
Purchase of Common Shares	33,700	12/23/2021
Sale of Common Shares	(204,500)	01/10/2022
Sale of Common Shares	(20,200)	01/11/2022
Sale of Common Shares	(11,800)	01/12/2022
Sale of Common Shares	(85,200)	01/13/2022
Sale of Common Shares	(111,600)	01/14/2022
Sale of Common Shares	(50,900)	01/18/2022
Sale of Common Shares	(41,900)	01/19/2022
Sale of Common Shares	(13,600)	01/20/2022
Purchase of Common Shares	7,000	01/24/2022
Sale of Common Shares	(84,520)	01/26/2022
Sale of Common Shares	(3,100)	01/27/2022
Sale of Common Shares	(75,000)	01/31/2022
Sale of Common Shares	(50,000)	02/01/2022
Purchase of Common Shares	111,438	02/16/2022
Purchase of Common Shares	150,700	02/24/2022
Sale of Common Shares	(400)	02/25/2022
Purchase of Common Shares	49,100	02/28/2022
Purchase of Common Shares	246,000	03/01/2022
Purchase of Common Shares	18,000	03/02/2022
Purchase of Common Shares	25,800	03/04/2022
Sale of Common Shares	(27,100)	03/10/2022
Sale of Common Shares	(5,700)	03/11/2022
Sale of Common Shares	(34,900)	03/15/2022
Sale of Common Shares	(17,900)	03/16/2022
Purchase of Common Shares	67,300	03/18/2022
Purchase of Common Shares	87,300	03/21/2022

Purchase of Common Shares	25,607	03/24/2022
Sale of Common Shares	(12,100)	03/25/2022
Sale of Common Shares	(109,600)	03/30/2022
Sale of Common Shares	(26,600)	03/31/2022
Sale of Common Shares	(700)	04/01/2022
Sale of Common Shares	(1,200)	04/04/2022
Purchase of Common Shares	76,000	04/06/2022
Purchase of Common Shares	203,200	04/07/2022
Purchase of Common Shares	50,000	04/08/2022
Purchase of Common Shares	59,080	04/11/2022
Purchase of Common Shares	100,000	04/21/2022
Purchase of Common Shares	300,000	04/22/2022
Purchase of Common Shares	100,000	04/25/2022
Purchase of Common Shares	100,000	04/26/2022
Purchase of Common Shares	300,000	04/27/2022
Purchase of Common Shares	50,000	04/28/2022
Purchase of Common Shares	250,000	04/29/2022
Purchase of Common Shares	250,000	05/02/2022
Purchase of Common Shares	350,000	05/09/2022
Purchase of Common Shares	500,000	05/12/2022
Purchase of Common Shares	500,000	05/25/2022
Purchase of Common Shares	750,000	06/02/2022
Purchase of Common Shares	400,000	06/13/2022
Purchase of Common Shares	492,040	06/14/2022
Purchase of Common Shares	64,451	06/15/2022
Purchase of Common Shares	170,251	06/16/2022
Purchase of Common Shares	248,000	06/17/2022
Purchase of Common Shares	123,632	06/21/2022
Purchase of Common Shares	130,892	06/22/2022
Purchase of Common Shares	109,073	06/23/2022
Purchase of Common Shares	95,295	06/24/2022
Purchase of Common Shares	47,612	06/27/2022
Purchase of Common Shares	66,142	06/28/2022
Purchase of Common Shares	45,362	06/29/2022
Purchase of Common Shares	60,097	06/30/2022
Purchase of Common Shares	63,747	07/01/2022
Purchase of Common Shares	80,723	07/05/2022
Purchase of Common Shares	78,711	07/06/2022
Purchase of Common Shares	70,274	07/07/2022
Purchase of Common Shares	76,500	07/08/2022
Purchase of Common Shares	62,376	07/11/2022
Purchase of Common Shares	56,540	07/12/2022
Purchase of Common Shares	42,800	07/13/2022
Purchase of Common Shares	49,100	07/14/2022
Purchase of Common Shares	51,753	07/15/2022
Purchase of Common Shares	39,276	07/18/2022
Purchase of Common Shares	44,261	07/19/2022
Purchase of Common Shares	45,792	07/20/2022
Purchase of Common Shares	62,485	07/21/2022
Purchase of Common Shares	39,602	07/22/2022
Purchase of Common Shares	7,100	07/25/2022

Purchase of Common Shares	162,900	08/01/2022
Purchase of Common Shares	3,100	08/02/2022
Purchase of Common Shares	773,551	08/04/2022
Purchase of Common Shares	428,850	08/04/2022
Purchase of Common Shares	474,874	08/05/2022
Purchase of Common Shares	112,648	08/19/2022
Purchase of Common Shares	300,000	08/22/2022
Purchase of Common Shares	265,692	08/23/2022
Purchase of Common Shares	128,200	08/24/2022
Purchase of Common Shares	200,000	08/25/2022
Purchase of Common Shares	392,083	08/26/2022
Purchase of Common Shares	80,027	08/29/2022
Purchase of Common Shares	150,000	08/30/2022
Purchase of Common Shares	269,184	08/31/2022
Purchase of Common Shares	100,000	09/01/2022
Purchase of Common Shares	100,000	09/01/2022
Purchase of Common Shares	75,000	09/02/2022
Purchase of Common Shares	75,000	09/02/2022
Purchase of Common Shares	11,600	09/06/2022
Purchase of Common Shares	155,121	09/08/2022
Purchase of Common Shares	44,879	09/08/2022
Purchase of Common Shares	600	09/09/2022
Purchase of Common Shares	14,300	09/09/2022
Purchase of Common Shares	195,250	09/23/2022
Purchase of Common Shares	100,000	09/26/2022
Purchase of Common Shares	100,000	09/27/2022
Purchase of Common Shares	22,475	09/30/2022
Purchase of Common Shares	23,027	09/30/2022
Purchase of Common Shares	250,000	10/03/2022
Purchase of Common Shares	200,000	10/04/2022
Purchase of Common Shares	200,000	10/05/2022
Sale of Common Shares	(24,826)	10/26/2022
Sale of Common Shares	(2,741)	10/27/2022
Sale of Common Shares	(72,684)	10/28/2022
Sale of Common Shares	(92,852)	10/31/2022
Sale of Common Shares	(55,764)	11/01/2022
Sale of Common Shares	(68,624)	11/02/2022
Sale of Common Shares	(100,000)	11/10/2022
Sale of Common Shares	(91,000)	11/11/2022
Sale of Common Shares	(109,000)	11/11/2022
Sale of Common Shares	(18,100)	11/14/2022
Sale of Common Shares	(100,000)	11/15/2022
Sale of Common Shares	(200)	11/15/2022
Sale of Common Shares	(100,000)	11/16/2022
Sale of Common Shares	(100,000)	11/18/2022
Sale of Common Shares	(92,531)	11/21/2022
Sale of Common Shares	(80,106)	11/22/2022
Sale of Common Shares	(50,000)	11/23/2022
Sale of Common Shares	(97,975)	11/25/2022
Sale of Common Shares	(2,025)	11/25/2022
Sale of Common Shares	(83,920)	11/28/2022

Sale of Common Shares	(200)	11/29/2022
Sale of Common Shares	(99,800)	11/29/2022
Sale of Common Shares	(37,900)	11/30/2022
Sale of Common Shares	(939,585)	12/01/2022
Sale of Common Shares	(60,415)	12/01/2022
Sale of Common Shares	(40,210)	12/02/2022
Sale of Common Shares	(374,425)	12/02/2022
Sale of Common Shares	(46,914)	12/05/2022
Sale of Common Shares	(553,086)	12/05/2022
Sale of Common Shares	(144,807)	12/06/2022
Sale of Common Shares	(157,200)	12/06/2022
Purchase of Common Shares	1,000,000	12/16/2022
Sale of Common Shares	(325,000)	01/09/2023
Sale of Common Shares	(345,206)	01/10/2023
Sale of Common Shares	(104,794)	01/10/2023
Sale of Common Shares	(645,477)	01/11/2023
Sale of Common Shares	(82,413)	01/11/2023
Sale of Common Shares	(30,666)	01/12/2023
Sale of Common Shares	(26,505)	01/12/2023
Sale of Common Shares	(350,000)	01/13/2023
Sale of Common Shares	(350,000)	01/13/2023
Sale of Common Shares	(61,681)	01/17/2023
Sale of Common Shares	(616,917)	01/17/2023
Sale of Common Shares	(36,888)	01/17/2023
Sale of Common Shares	(1,200,000)	01/18/2023
Sale of Common Shares	(500,000)	01/19/2023
Sale of Common Shares	(889,960)	01/20/2023
Sale of Common Shares	(510,040)	01/20/2023
Sale of Common Shares	(79,395)	01/23/2023
Sale of Common Shares	(734,266)	01/23/2023
Sale of Common Shares	(565,052)	01/24/2023
Sale of Common Shares	(800,000)	01/25/2023
Sale of Common Shares	(793,322)	01/26/2023
Sale of Common Shares	(37,400)	01/26/2023
Sale of Common Shares	(750,000)	01/27/2023
Sale of Common Shares	(241,691)	01/27/2023
Sale of Common Shares	(1,250,000)	01/30/2023
Sale of Common Shares	(322,986)	01/31/2023
Sale of Common Shares	(129,726)	01/31/2023
Sale of Common Shares	(299,787)	02/01/2023
Sale of Common Shares	(345,100)	02/01/2023
Sale of Common Shares	(355,113)	02/01/2023
Sale of Common Shares	(107,100)	02/02/2023
Sale of Common Shares	(596,119)	02/02/2023
Sale of Common Shares	(622,981)	02/02/2023
Sale of Common Shares	(15,978)	02/03/2023
Purchase of Common Shares	43,775	03/02/2023
Purchase of Common Shares	1,391,453	03/02/2023
Purchase of Common Shares	212,228	03/02/2023
Purchase of Common Shares	102,972	03/03/2023
Purchase of Common Shares	300,700	03/09/2023

Purchase of Common Shares	145,000	03/10/2023
Purchase of Common Shares	57,800	03/10/2023
Purchase of Common Shares	1,000	03/13/2023
Purchase of Common Shares	100,000	03/17/2023
Sale of Common Shares	(11,100)	04/10/2023
Sale of Common Shares	(214,130)	04/10/2023
Sale of Common Shares	(781,647)	04/11/2023
Sale of Common Shares	(344,738)	04/11/2023
Sale of Common Shares	(109,665)	04/11/2023
Purchase of Common Shares	71,896	05/08/2023
Purchase of Common Shares	30,000	05/08/2023
Purchase of Common Shares	221,174	05/09/2023
Purchase of Common Shares	137,309	05/09/2023
Purchase of Common Shares	153,961	05/09/2023
Purchase of Common Shares	635,282	05/10/2023
Purchase of Common Shares	225,680	05/10/2023
Purchase of Common Shares	812,091	05/11/2023
Purchase of Common Shares	219,342	05/11/2023
Purchase of Common Shares	48,702	05/11/2023
Purchase of Common Shares	168,585	05/12/2023
Purchase of Common Shares	168,841	05/12/2023
Purchase of Common Shares	862,574	05/12/2023
Purchase of Common Shares	228,740	05/15/2023
Purchase of Common Shares	567,265	05/15/2023
Purchase of Common Shares	801,759	05/15/2023
Purchase of Common Shares	88,908	05/16/2023
Purchase of Common Shares	869,488	05/16/2023
Purchase of Common Shares	535,419	05/16/2023
Purchase of Common Shares	1,287,222	05/17/2023
Purchase of Common Shares	36,099	05/17/2023
Purchase of Common Shares	726,816	05/17/2023
Purchase of Common Shares	1,569,688	05/18/2023
Purchase of Common Shares	84,649	05/18/2023
Purchase of Common Shares	781,819	05/18/2023
Purchase of Common Shares	239,414	05/19/2023
Purchase of Common Shares	1,663,813	05/19/2023
Purchase of Common Shares	980,858	05/19/2023
Purchase of Common Shares	350,000	05/22/2023
Purchase of Common Shares	175,000	05/23/2023
Purchase of Common Shares	175,000	05/24/2023
Purchase of Common Shares	495,000	05/31/2023
Purchase of Common Shares	445,000	06/01/2023
Purchase of Common Shares	120,836	06/01/2023
Purchase of Common Shares	980,000	06/02/2023
Purchase of Common Shares	1,000,000	06/05/2023
Purchase of Common Shares	816,012	06/06/2023
Purchase of Common Shares	14,423	06/06/2023
Purchase of Common Shares	548,994	06/07/2023
Purchase of Common Shares	200,000	06/08/2023
Purchase of Common Shares	250,000	06/09/2023
Purchase of Common Shares	250,000	06/12/2023
Purchase of Common Shares	250,000	06/13/2023
Purchase of Common Shares	50,000	06/15/2023

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many DHC Common Shares you own, please give Flat Footed your proxy “AGAINST” the DHC Merger Proposals by:

•	SIGNING, DATING and MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).
•	VOTING BY INTERNET using the unique “control number” and following the instructions that appear on your GOLD proxy card.

If any of your DHC Common Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such DHC Common Shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi at the address set forth below.

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of Flat Footed’s proxy materials, please contact Okapi Partners at the phone numbers or email address listed below.

Okapi Partners LLC

1212 Avenue of the Americas, 17th Floor

New York, New York 10036

Shareholders may call toll-free: (877) 629-6356

Banks and brokers call: (212) 297-0720

E-mail: info@okapipartners.com

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED JUNE 15, 2023

DIVERSIFIED HEALTHCARE TRUST

SPECIAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF FLAT FOOTED LLC AND THE OTHER PARTICIPANT IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF DIVERSIFIED HEALTHCARE TRUST

IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Marc Andersen, Mark Harnett, Sean O’Donnell and Andrew Freedman and each of them, attorneys and agents with full power of substitution to vote all ordinary shares of beneficial interest (the “Shares”) of Diversified Healthcare Trust (the “Company”) which the undersigned would be entitled to vote if personally present at the Special Meeting of Shareholders of the Company scheduled to be held virtually and conducted via a live webcast at _______ Eastern time, on __________, 2023 at the following link: https://www.viewproxy.com/DiversifiedHealthcareTrustSM/2023 (including any adjournments or postponements thereof, the “Special Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the Shares of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Special Meeting that are unknown to Flat Footed LLC (together with the other participant in its solicitation, “Flat Footed”) a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “AGAINST” PROPOSAL 1 AND “AGAINST” PROPOSAL 2.

This Proxy will be valid until the completion of the Special Meeting. This Proxy will only be valid in connection with Flat Footed’s solicitation of proxies for the Special Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GOLD PROXY CARD

[X] Please mark vote as in this example

FLAT FOOTED STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE “AGAINST” PROPOSAL 1 AND “AGAINST” PROPOSAL 2.

1.	The Company’s proposal to approve the merger of the Company with and into Office Properties Income Trust, pursuant to the terms and subject to the conditions of the agreement and plan of merger, dated as of April 11, 2023, as it may be amended from time to time, by and among the Company and Office Properties Income Trust.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	The Company’s proposal to approve the adjournment of the Special Meeting from time to time, if necessary or appropriate, including to solicit additional proxies in favor of Proposal 1.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.